                                                                       EXHIBIT 1

1Q03                                                               (MAXCOM LOGO)
EARNINGS
REPORT
APRIL 29, 2003

               MAXCOM TELECOMUNICACIONES 1st QUARTER 2003 RESULTS


-     REVENUES INCREASED 55% OVER 1Q02, AND 4% OVER 4Q02

-     EBITDA LOSS IMPROVED BY 88% OVER 1Q02, AND 83% FROM 4Q02

-     LINES IN SERVICE GREW 52% OVER 1Q02, AND 4% OVER 4Q02

-     NUMBER OF CUSTOMERS INCREASED 77% OVER 1Q02, AND 4% OVER 4Q02

LINES:

The number of lines in service at the end of 1Q03 increased 52% to 129,982 lines, from 85,339 lines at the end of 1Q02, and 4% when compared to 125,231 lines in service at the end of 4Q02. Out of the total outstanding lines at the end of 1Q03, 5,090 lines or 3.9% were from Wholesale customers, which compares to 4,310 lines or 5.1% at the end of 1Q02, and 4,480 lines or 3.6% at the end of 4Q02.

During 1Q03 line construction was lower by 86% at 1,873 lines, from 13,848 constructed lines in the same period of last year; and, lower by 58% when compared to 4,414 constructed lines during 4Q02. As previously reported, the Company finished its cluster construction program in 4Q02 and did not launch new clusters in 1Q03. Inventory of constructed lines for sale at the end of the quarter was 56,010 lines.

During 1Q03, 14,911 new lines were installed, 10% below the 16,589 (17,259 as reported)(1) lines installed during 1Q02. When compared to 4Q02, the number of installations decreased 35% from 22,983 lines.

During 1Q03, the monthly churn rate was 2.9%, which compares to 3.4% (4.0% as reported)(1) monthly average churn in 1Q02. When compared to 4Q02, churn rate increased from 2.1%. Voluntary churn in 1Q03 resulted in the disconnection of 2,697 lines, a rate of 0.7%, equivalent to the one registered in 4Q02 with 2,308 disconnected lines. Involuntary churn resulted in the disconnection of 8,073 lines, a rate of 2.2%, which compares to 4,637 disconnected lines, or 1.4% during 4Q02.

During 1Q03, net additions for Wholesale customers were 610 lines, which compare to 1,380 net disconnections during 1Q02 and 710 net disconnections during 4Q02.

CUSTOMERS:

Total customers grew 77% to 93,702 at the end of 1Q03, from 53,059 at the end of 1Q02, and 4% when compared to 89,950 customers as of the end of 4Q02.

The growth in number of customers by region was distributed as follows: (i) in Mexico City customers increased by 105% from 1Q02 and 4% from 4Q02; (ii) in Puebla the increase was 49% from 1Q02 and 4% from 4Q02; and, in Queretaro the increase was 22% from 4Q02, when we launched operations in that city.

The growth in number of customers by category was the following: (i) business customers increased by 3% from 1Q02 and decreased 2% from 4Q02; and, (ii) residential customers rose by 82% from 1Q02 and 4% from 4Q02.

REVENUES:

Revenues for 1Q03 increased 55% to Ps$169.7 million, from Ps$109.6 million reported in 1Q02. Voice revenues for 1Q03 increased 53% to Ps$147.3 million, from Ps$96.6 million during 1Q02, mainly driven by a 54% increase in voice lines, and partially offset by a 7% decrease in ARPU. Data revenues for 1Q03 were Ps$4.0 million and contributed with 2% of total revenues; during 1Q02 data revenues were Ps$0.7 million. Wholesale revenues for 1Q03 were Ps$18.4 million, a 49% increase from Ps$12.3 million in 1Q02.

--------
(1) As of the third quarter of 2002, Maxcom started reporting separately, results for each of its three business units: Voice, Data and Wholesale. Revenues from Data and Wholesale are reported separately and do not contribute to ARPU; Wholesale lines in service are reported separately from Voice lines. For comparison purposes and where applicable, this report includes adjusted numbers after these changes as well as the originally reported numbers (For a broader explanation see: "Maxcom Telecomunicaciones announces third quarter unaudited results", released on October 29, 2002).

                                                                           1 / 6

1Q03                                                               (MAXCOM LOGO)
EARNINGS
REPORT
APRIL 29, 2003

Revenues for 1Q03 increased 4% to Ps$169.7 million, from Ps$163.8 million reported in 4Q02. Voice revenues were even quarter-over-quarter, at Ps$147.3 million. Data revenues in 1Q03 increased 7% to Ps$4.0 million, from Ps$3.7 million during 4Q02. During 1Q03, revenues from Wholesale customers increased 46% to Ps$18.4 million, from Ps$12.7 million in 4Q02.

COST OF NETWORK OPERATION:

Cost of Network Operation in 1Q03 was Ps$65.1 million, a 38% increase when compared to Ps$47.1 million in 1Q02. This increase was generated by: (i) Ps$18.6 million, or 66% increase in network operating services, mainly driven by higher CPP and long distance reselling costs due to higher traffic; (ii) 2%, or Ps$0.2 million higher technical expenses; and, (iii) lower installation expenses and cost of disconnected lines in the amount of Ps$0.8 million.

Cost of Network Operation increased 6% when compared to Ps$61.6 million in 4Q02. This net increase was mainly generated by: (i) Ps$2.8 million, or 6% increase in network operating services, driven by higher long distance reselling costs due to higher traffic; (ii) 44% or Ps$3.7 million higher technical expenses, mainly due to network maintenance expenses; and, (iii) lower installation expenses and cost of disconnected lines in the amount of Ps$3.0 million, or 33%, due to the combination of lower installation charges and higher disconnection costs.

SG&A:

SG&A expenses were Ps$109.0 million in 1Q03, which compares to Ps$98.6 million in 1Q02. The 11% increase was mainly originated by: (i) severance costs of Ps$
18.0 million; (ii) higher leasing and maintenance costs of Ps$2.8 million; (iii) higher bad debt provisioning of Ps$2.5 million; (iv) higher consulting fees of Ps$2.3 million; (v) higher advertising expenses of Ps$0.4 million; and, (vi) higher general, administrative expenses and insurance costs of Ps$0.3 million, which were partially offset by: (i) lower salaries, wages and benefits of Ps$15.2 million; and, (ii) lower external sales commissions of Ps$0.7 million.

SG&A expenses in 1Q03 decreased 14%, from Ps$127.3 million in 4Q02. This variation was mainly originated by: (i) higher bad debt provisioning of Ps$ 2.9 million; (ii) higher consulting fees of Ps$1.2 million; and, (iii) higher general, administrative expenses and insurance costs of Ps$0.5 million, which were partially offset by: (i) lower severance costs of Ps$8.7 million; (ii) lower advertising expenses of Ps$4.9 million; (iii) lower external sales commissions of Ps$4.6 million; (iv) lower salaries, wages and benefits of Ps$2.9 million; and, (v) lower leasing and maintenance costs of Ps$1.8 million.

EBITDA:

EBITDA for 1Q03 was a negative Ps$4.3 million, compared to negative Ps$36.1 million reported in 1Q02 and negative Ps$25.1 million registered in 4Q02. EBITDA margin improved from a negative 33% in 1Q02, and negative 15% in 4Q02, to negative 3% in 1Q03.

Before severance costs in 1Q03 and restructuring costs in 4Q02, EBITDA for 1Q03 was positive Ps$13.7 million, representing a positive EBITDA margin of 8%, which compares favorably to positive Ps$1.7 million or 1% positive EBITDA margin in 4Q02.

CAPITAL EXPENDITURES:

Capital Expenditures for 1Q03 were Ps$32.5 million, a 47% decrease when compared to Ps$61.4 million in 1Q02, and a 45% decrease when compared to Ps$59.3 million in 4Q02.

CASH POSITION:

Maxcom's Cash position at the end of 1Q03 was Ps$46.2 million in Cash and Cash Equivalents, compared to Ps$57.8 million in Cash and Cash Equivalents, and Ps$197.3 million in Restricted Cash at the end of 1Q02. Cash and Cash Equivalents at the end of 4Q02 were Ps$117.2 million.

                                                                             2/6

1Q03                                                               (MAXCOM LOGO)
EARNINGS
REPORT
APRIL 29, 2003


                                      # # #

A conference call will be held to discuss 1Q03 results on Wednesday, April 30, 2003, at 11:00 a.m. New York City Time / 10:00 a.m. Mexico City Time. To participate, please dial (719) 457-2633, confirmation code 461249 ten minutes prior to the start of the call.

                                      # # #

MAXCOM TELECOMUNICACIONES, S.A. DE C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a "smart-build" approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. Maxcom launched commercial operations in May 1999 and is currently offering Local, Long Distance and Internet & Data services in greater metropolitan Mexico City, Puebla and Queretaro.

For more information contact:

          JOSE-ANTONIO SOLBES                      LUCIA DOMVILLE
       Maxcom Telecomunicaciones           Citigate Financial Intelligence
          Mexico City, Mexico                       New York, NY
           (52 55) 5147 1125                   (212) 840-0008 Ext. 268
     investor.relations@maxcom.com          lucia.domville@citigatefi.com


This document may include forward-looking statements that involve risks and uncertainties that are detailed from time to time in the U.S. Securities and Exchange Commission filings of the Company. Words such as "estimate," "project," "plan," "believe," "expect," "anticipate," "intend," and similar expressions may identify such forward-looking statements. The Company wants to caution readers that any forward-looking statements in this document or made by the company's management involves risks and uncertainties that may change based on various important factors not under the Company's control. These forward- looking statements represent the Company's judgment as of the date of this document. The company disclaims, however, any intent or obligation to update these forward-looking statements.

                                      # # #

                   (Tables and Financial Statements to follow)

                                                                             3/6

1Q03                                                               (MAXCOM LOGO)
EARNINGS
REPORT
APRIL 29, 2003

     LINES            1Q02      4Q02     1Q03    VS. 1Q02     VS. 4Q02
--------------       ------    ------   -------  --------     --------
Business Lines       19,339    22,194    22,505       16%           1%
Residential Lines    61,690    98,557   102,387       66%           4%
                     ------    ------   -------  -------      -------
Total Voice Lines    81,029   120,751   124,892       54%           3%
Wholesale             4,310     4,480     5,090       18%          14%
                     ------    ------   -------  -------      -------
           TOTAL     85,339   125,231   129,982       52%           4%
                     ======   =======   =======  =======      =======

  CUSTOMERS         1Q02      4Q02     1Q03    VS. 1Q02   VS. 4Q02
-------------      ------   ------   ------    --------   --------
Business            3,741    3,934    3,870         3%         -2%
Residential        49,318   86,016   89,832        82%          4%
                   ------   ------   ------    ------      ------
           TOTAL   53,059   89,950   93,702        77%          4%
                   ======   ======   ======    ======      ======
Mexico             21,884   43,185   44,840       105%          4%
Puebla             31,175   44,813   46,487        49%          4%
Queretaro              --    1,952    2,375     N / A          22%
                   ------   ------   ------    ------      ------

   TRAFFIC                    1Q02                              4Q02                                1Q03
   -------        ----------------------------     -------------------------------    --------------------------------
MILLION MINUTES   JAN     FEB     MAR    TOTAL     OCT      NOV      DEC     TOTAL    JAN       FEB      MAR     TOTAL
---------------   ---     ---     ---    -----     ---      ---      ---     -----    ---       ---      ---     -----
Inbound           58.5    52.4    54.2   165.0     57.8     62.3     64.6    184.7     65.1     63.0     63.0    191.1
Outbound          72.5    71.5    77.3   221.3    109.6    109.7    114.6    333.9    127.9    121.6    139.1    388.6

Outbound Local      94%     95%     95%     95%      94%      94%      94%      94%      94%      95%      95%      95%
Outbound LD          6%      5%      5%      5%       6%       6%       6%       6%       6%       5%       5%       5%


 ARPU (US$)          1Q02     4Q02      1Q03  VS.1Q02  VS. 4Q02
----------          ------   ------   ------  -------  --------
BUSINESS

Monthly Charges     $24.77   $22.00   $24.55      -1%       12%
Usage               $51.05   $43.94   $41.98     -18%       -4%
                    ------   ------   ------  ------    ------

Subtotal            $75.81   $65.95   $66.53     -12%        1%
Non-recurring       $ 3.20   $ 5.05   $ 2.83     -11%      -44%
                    ------   ------   ------  ------    ------
TOTAL BUSINESS      $79.01   $70.99   $69.37     -12%       -2%
                    ======   ======   ======  ======    ======
RESIDENTIAL

Monthly Charges     $17.09   $17.40   $16.22      -5%       -7%
Usage               $10.65   $12.87   $11.33       6%      -12%
                    ------   ------   ------  ------    ------

Subtotal            $27.74   $30.26   $27.55      -1%       -9%
Non-recurring       $ 1.08   $ 3.80   $ 2.58     140%      -32%
                    ------   ------   ------  ------    ------

TOTAL RESIDENTIAL   $28.82   $34.06   $30.13       5%      -12%
                    ======   ======   ======  ======    ======

COMPANY

Monthly Charges     $18.83   $18.28   $17.78      -6%       -3%
Usage               $19.81   $18.85   $17.05     -14%      -10%
                    ------   ------   ------  ------    ------
Subtotal            $38.64   $37.13   $34.82     -10%       -6%
Non-recurring       $ 1.56   $ 4.05   $ 2.63      69%      -35%
                    ------   ------   ------  ------    ------
TOTAL COMPANY       $40.20   $41.18   $37.45      -7%       -9%
                    ======   ======   ======  ======    ======


                                                                             4/6

1Q03                                                               (MAXCOM LOGO)
EARNINGS
REPORT
APRIL 29, 2003



                     MAXCOM TELECOMUNICACIONES, S.A. DE C.V.

                           CONSOLIDATED BALANCE SHEET

     (THOUSANDS OF MEXICAN PESOS "PS" WITH PURCHASING POWER AS OF MARCH 31,
                      2003 AND THOUSANDS OF US DOLLARS "$")

                                                     MARCH 31, 2002            DECEMBER 31, 2002               MARCH 31, 2003
                                              -------------------------   ---------------------------   ---------------------------
                                                  PESOS      US DOLLARS      PESOS         US DOLLARS       PESOS        US DOLLARS
                                              ------------  -----------   ------------    -----------   ------------    -----------
                 ASSETS

 CURRENT ASSETS:

 Cash and cash equivalents                       Ps 57,812  $     5,369     Ps 117,231    $    10,888      Ps 37,590    $     3,491
 Restricted cash                                   197,316       18,326             --             --          8,579            797
                                              ------------  -----------   ------------    -----------   ------------    -----------

                                                   255,128       23,695        117,231         10,888         46,170          4,288
 Accounts receivable:
 Customers, net of allowance                        63,514        5,899        105,557          9,804        111,391         10,345
 Value added tax refundable                         21,491        1,996         12,956          1,203            368             34
 Other sundry debtors                               10,486          973          8,164            758          7,509            698
                                              ------------  -----------   ------------    -----------   ------------    -----------

                                                    95,491        8,868        126,677         11,765        119,268         11,077

 Inventory                                          26,471        2,459         19,388          1,801         19,928          1,851
 Prepaid expenses                                   13,222        1,228         36,076          3,351         46,980          4,363
                                              ------------  -----------   ------------    -----------   ------------    -----------

    Total current assets                           390,312       36,250        299,372         27,805        232,346         21,579

 Frequency rights, Net                             110,632       10,275        105,775          9,824        104,157          9,674
 Telephone network systems & Equipment, Net      1,467,792      136,322      1,608,804        149,418      1,574,641        146,246
 Preoperating expenses, Net                        229,455       21,311        207,033         19,228        199,418         18,521
 Intangible Assets, Net                            342,032       31,766        431,452         40,071        420,819         39,084
 Other assets                                       31,632        2,938         29,976          2,784         29,668          2,755
                                              ------------  -----------   ------------    -----------   ------------    -----------


    Total assets                              Ps 2,571,855     238,862    Ps 2,682,412   $   249,130    Ps 2,561,049   $   237,859
                                              ============  ===========   ============    ===========   ============    ===========


                 LIABILITIES

CURRENT LIABILITIES:

Interest Payable                                Ps 190,755  $    17,717       Ps 4,376    $       406       Ps 9,021    $       838
Accrued expenses and other accounts payable        149,374       13,873        166,395         15,454        148,567         13,798
Customers deposits                                   1,901          177          1,721            160          2,914            271
Payroll and other taxes payable                     22,690        2,107         32,253          2,996         21,052          1,955
                                              ------------  -----------   ------------    -----------   ------------    -----------

    Total current liabilities                      364,720       33,874        204,745         19,016        181,554         16,862

LONG-TERM LIABILITIES:

Senior notes, net                                2,558,795      237,649      1,869,428        173,624      1,927,059        178,977
Notes payable                                           --           --             --             --          4,812            447
                                              ------------  -----------   ------------    -----------   ------------    -----------

    Total liabilities                         Ps 2,923,515     271,523    Ps 2,074,173    $   192,640   Ps 2,113,425    $   196,286
                                              ============  ===========   ============    ===========   ============    ===========

                 SHAREHOLDERS' EQUITY

Capital stock                                    1,045,133       97,067      1,707,453        158,581      1,707,453        158,581
Additional paid-in capital                         109,546       10,174            426             39            426             39
Accumulated deficit                             (1,359,194)    (126,236)      (357,424)       (33,196)    (1,099,640)      (102,130)
Net loss for the period                           (147,145)     (13,666)      (742,216)       (68,934)      (160,615)       (14,917)
                                              ------------  -----------   ------------    -----------   ------------    -----------

    Total shareholders' equity (deficit)       Ps (351,660) $   (32,661)    Ps 608,239    $    56,489     Ps 447,624    $    41,573
                                              ============  ===========   ============    ===========   ============    ===========

                                              Ps 2,571,855  $   238,862   Ps 2,682,412    $   249,129   Ps 2,561,049    $   237,859
                                              ============  ===========   ============    ===========   ============    ===========





NOTES TO FINANCIAL STATEMENTS:

FINANCIAL STATEMENTS ARE REPORTED IN PERIOD-END PESOS AS OF MARCH 31, 2003 TO ADJUST FOR THE INTER-PERIOD EFFECT OF INFLATION. FOR READERS' CONVENIENCE, ALL PESO AMOUNTS WERE CONVERTED TO U.S. DOLLARS AT THE EXCHANGE RATE OF PS. 10.7671 PER U.S.$1.00.

                                                                             5/6

1Q03                                                               (MAXCOM LOGO)
EARNINGS
REPORT
APRIL 29, 2003



                     MAXCOM TELECOMUNICACIONES, S.A. DE C.V.

                      CONSOLIDATED STATEMENT OF OPERATIONS

                       YEAR 2002 AND 2003 QUARTERLY PERIODS

(THOUSANDS OF MEXICAN PESOS "PS" WITH PURCHASING POWER AS OF MARCH 31, 2003 AND
                          THOUSANDS OF US DOLLARS "$")


                                                        JANUARY 1 TO                               OCTOBER 1 TO
                                                        MARCH 31, 2002                           DECEMBER 31, 2002
                                           --------------------------------------    -------------------------------------

                                              Pesos         US Dollars        %        PESOS        US DOLLARS         %
                                           -----------      ----------     ------   -----------     -----------     ------
Voice                                           96,585          8,970         88%       147,371        13,687          90%
Data                                               691             65          1%         3,735           347           2%
Wholesale                                       12,340          1,146         11%        12,650         1,175           8%
                                           -----------       --------      -----    -----------      --------        ----

TOTAL REVENUES                             PS  109,616       $ 10,181        100%   PS  163,756      $ 15,209         100%

Network operating services                      28,139          2,614         26%        43,916         4,079          27%
Technical expenses                              12,000          1,114         11%         8,479           788           5%
Installation expenses                            6,923            643          6%         9,165           850           6%
                                           -----------       --------               -----------      --------

COST OF NETWORK OPERATION                       47,062          4,371         43%        61,560         5,717          38%

GROSS PROFIT                                    62,555          5,810         57%       102,196         9,492          62%

SG&A                                            98,631          9,161         90%       127,280        11,822          78%
                                           -----------       --------               -----------      --------


EBITDA                                         (36,077)        (3,351)       -33%       (25,084)       (2,330)        -15%

Depreciation and amortization                   74,012          6,874                    85,374         7,929
                                           -----------       --------               -----------      --------


OPERATING LOSS                                (110,089)       (10,225)                 (110,458)      (10,259)

COMPREHENSIVE (INCOME) COST OF FINANCING:

*Interest expenses                              96,729          8,984                    13,167         1,223
**Interest income                               (2,476)          (230)                      194            18
Exchange (income) loss, net                    (31,497)        (2,925)                   26,905         2,499
Gain on net monetary position                  (28,216)        (2,621)                  (28,162)       (2,616)
                                           -----------       --------               -----------      --------

                                                34,540          3,208                    12,104         1,124

Non-recurring charges                              698             64                       (82)           (8)

INCOME (LOSS) BEFORE TAXES                    (145,327)       (13,497)                 (122,480)      (11,375)

Provisions for:
Asset Tax                                        1,630            151                     2,072           193
Income Tax & Profit Sharing                        188             18                       316            29
                                           -----------       --------               -----------      --------

Total Provisions                                 1,818            169                     2,388           222

NET INCOME (LOSS)                          PS (147,145)      $(13,666)              PS (124,868)     $(11,597)
                                           ===========       ========               ===========      ========



                                                        JANUARY 1 TO
                                                        MARCH 31, 2003
                                            ------------------------------------

                                                PESOS      US DOLLARS       %
                                            -----------    ----------    ------
Voice                                           147,296      13,680          87%
Data                                              4,008         373           2%
Wholesale                                        18,406       1,709          11%
                                            -----------    --------      ------

TOTAL REVENUES                              PS  169,710    $ 15,762         100%

Network operating services                       46,735       4,340          28%
Technical expenses                               12,208       1,134           7%
Installation expenses                             6,122         569           4%
                                            -----------    --------

COST OF NETWORK OPERATION                        65,065       6,043          38%

GROSS PROFIT                                    104,645       9,719          62%

SG&A                                            108,973      10,121          64%
                                            -----------    --------


EBITDA                                           (4,328)       (402)         -3%

Depreciation and amortization                    89,776       8,338
                                            -----------    --------


OPERATING LOSS                                  (94,104)     (8,740)

COMPREHENSIVE (INCOME) COST OF FINANCING:

*Interest expenses                                6,164         573
**Interest income                                   195          18
Exchange (income) loss, net                      82,185       7,633
Gain on net monetary position                   (24,027)     (2,232)
                                            -----------    --------

                                                 64,517       5,992

Non-recurring charges                                (6)         (1)

INCOME (LOSS) BEFORE TAXES                     (158,615)    (14,731)

Provisions for:
Asset Tax                                         1,671         155
Income Tax & Profit Sharing                         329          31
                                            -----------    --------

Total Provisions                                  2,000         186

NET INCOME (LOSS)                           PS (160,615)   $(14,917)
                                            ===========    ========




NOTES TO FINANCIAL STATEMENTS:

* INTEREST RELATED TO SENIOR NOTES AND VENDOR FINANCING ** INTEREST INCOME NET OF BANK COMMISSIONS

FINANCIAL STATEMENTS ARE REPORTED IN PERIOD-END PESOS AS OF MARCH 31, 2003 TO ADJUST FOR THE INTER-PERIOD EFFECT OF INFLATION. FOR READERS' CONVENIENCE, ALL PESO AMOUNTS WERE CONVERTED TO U.S. DOLLARS AT THE EXCHANGE RATE OF PS. 10.7671 PER U.S.$1.00.

                                                                             6/6